

August 2, 2011

<u>Via E-mail</u>
Mr. Stew Ward
Chief Financial Officer and Treasurer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

> **Re:** **Starwood Property Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-34436**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Borrowings under Various Financing Arrangements, page 54

1. We note your response to comment 5 in our letter dated May 31, 2011, including your references to the disclosure of the omitted information. Unlike Item 601(b)(2), Item 601(b)(10) does not provide a materiality qualifier for schedules or exhibits. Please confirm that in future Exchange Act reports you will file complete agreements, including schedules and exhibits, for any material agreements filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K, or that you will file a confidential treatment request with respect to any omitted information.

Summary of Significant Accounting Policies, page 71

2.	In future filings, please disclose your policy for accounting for securitization transactions.

Form 10-Q for the Quarter Ended March 31, 2011

4. Loans, page 14

3.	Please tell us, and disclose in future filings, how each risk rating category relates to the likelihood of recognition of a loss. Additionally, please tell us the amount of loans that were delinquent at March 31, 2011, and provide us with a breakdown by delinquency period.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Michael McTiernan at (202) 551-3852 with any other questions.

				Sincerely,

				/s/ Daniel L. Gordon

				Daniel L. Gordon
				Branch Chief